1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 6.5% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.34 or

Earnings per ADS of US$ 0.06 for First Quarter 2011

Taichung, Taiwan, April 27, 2011–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2011 were NT$ 14,467 million, which represented a 6.5% decline in revenues compared to the fourth quarter of 2010 and a 7.8% decline in revenues compared to the first quarter of 2010. SPIL reported a net income of NT$ 1,070 million for the first quarter of 2011, compared with a net income of NT$ 1,114 million and a net income of NT$ 1,514 million for the fourth quarter of 2010 and the first quarter of 2010, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.34, and diluted earnings per ADS was US$ 0.06.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the first quarter of 2011, net revenues from IC packaging were NT$ 13,181 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,286 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 12,272 million, representing a decrease of 7.5% compared to the fourth quarter of 2010 and a decrease of 6.9% compared to the first quarter of 2010.

•

Raw materials costs were NT$ 6,466 million for the first quarter of 2011, and represented 44.7% of total net revenues, whereas raw materials costs were NT$ 7,295 million and represented 47.1% of total net revenues for the fourth quarter of 2010.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 81 million.

2011/4/27	2

•

Gross profit was NT$ 2,195 million for the first quarter of 2011, representing a gross margin of 15.2%, which increased from a gross margin of 14.3% for the fourth quarter of 2010 and was down from 16.0% for the first quarter of 2010.

•

Total operating expenses for the first quarter of 2011 were NT$ 1,016 million, which included selling expenses of NT$ 161 million, administrative expenses of NT$ 399 million and R&D expenses of NT$ 456 million. Total operating expenses represented 7.0% of total net revenues for the first quarter of 2011.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 34 million.

•

Operating income was NT$ 1,179 million for the first quarter of 2011, representing an operating margin of 8.2%, which increased from 7.9% for the fourth quarter of 2010 and decreased from 10.9% for the first quarter of 2010.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 44 million for the first quarter of 2011 was mainly due to appreciation of our US dollar denominated asset as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,217 million for the first quarter of 2011, which increased from a net income before tax of NT$ 1,194 million for the fourth quarter of 2010 and decreased from a net income before tax of NT$ 1,773 million for the first quarter of 2010.

•

Income tax expense was NT$ 147 million for the first quarter of 2011, compared with income tax expense of NT$ 80 million for the fourth quarter of 2010 and income tax expense of NT$ 259 million for the first quarter of 2010.

•

Net income was NT$ 1,070 million for the first quarter of 2011, which decreased from a net income of NT$ 1,114 million for the fourth quarter of 2010 and decreased from a net income of NT$ 1,514 million for the first quarter of 2010.

•	Total number of shares outstanding was 3,135 million shares as of Mar 31,2011. Diluted earnings per ordinary share for this quarter was NT$ 0.34, or US$ 0.06 per ADS.

2011/4/27	3

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 13,517 million as of Mar 31, 2011 from NT$ 15,519 million as of Dec 31, 2010, and NT$ 21,198 million as of Mar 31, 2010.

•	Capital expenditures for the first quarter of 2011 totaled NT$ 3,233 million, which included NT$ 2,693 million for packaging equipment and NT$ 540 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2011 totaled NT$ 2,209 million, which included NT$ 1,694 million was from packaging operations and NT$ 515 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 13,181 million for the first quarter of 2011, which represented a decrease of NT$ 917 million or 6.5% compared to the fourth quarter of 2010.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 40%, 31% and 20%, respectively, of total net revenues for the first quarter of 2011.

•

Capital expenditures for IC packaging operations totaled NT$ 2,693 million for the first quarter of 2011, which included NT$ 2,634 million for packaging and building construction and NT$ 59 million for wafer bumping operations.

•	As of Mar 31, 2011 we had 6,405 wirebonders installed, of which 316 were added in the first quarter of 2011.

IC testing service:

•	Net revenues from testing operations were NT$ 1,286 million for the first quarter of 2011, which represented a decrease of NT$ 95 million or 6.9% compared to the fourth quarter of 2010.

•	Capital expenditures for testing operations totaled NT$ 540 million for the first quarter of 2011.

•	As of Mar 31, 2011 we had 333 testers installed, of which 19 were added and 5 were disposed in the first quarter of 2011.

2011/4/27	4

Revenue Analysis

•	Breakdown by end applications:

By application	1Q11	4Q10

Computing	15%	15%

Communication	51%	52%

Consumer	18%	18%

Memory	16%	15%

•	Breakdown by packaging type:

By packaging type	1Q11	4Q10

Bumping & FCBGA	20%	21%

Substrate Based	40%	43%

Leadframe Based	31%	27%

Testing	9%	9%

2011/4/27	5

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Mar 31, 2011 reflect our gains or losses attributable to the first quarter of 2011 unaudited financial results of several of our investees which are evaluated under the equity method. The unaudited consolidated financial data for our company for the three months ended Mar 31, 2011 is not necessarily indicative of the results that may be expected for any period thereafter.

2011/4/27	6

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2011			Mar 31, 2010		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	459,764	13,517,072	17	21,198,416	26	(7,681,344)	-36
Accounts receivable	346,740	10,194,145	13	10,748,521	13	(554,376)	-5
Inventories	120,253	3,535,436	4	3,112,062	4	423,374	14
Other current assets	57,771	1,698,472	2	2,060,493	3	(362,021)	-18

Total current assets	984,528	28,945,125	36	37,119,492	46	(8,174,367)	-22

Long-term investments	227,874	6,699,504	8	4,178,844	5	2,520,660	60
Fixed assets	2,757,144	81,060,025	99	75,881,590	95	5,178,435	7
Less accumulated depreciation	(1,281,913)	(37,688,244)	-46	(38,505,567)	-48	817,323	-2

Net fixed assets	1,475,231	43,371,781	53	37,376,023	47	5,995,758	16

Other assets	87,004	2,557,922	3	1,785,595	2	772,327	43

Total Assets	2,774,637	81,574,332	100	80,459,954	100	1,114,378	1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	50,000	1,470,000	2	173,050	—	1,296,950	749
Accounts payable	218,716	6,430,245	8	7,610,925	10	(1,180,680)	-16
Other current liability	230,906	6,788,624	8	8,321,217	10	(1,532,593)	-18
Long-term loans	149,969	4,409,075	6	—	—	4,409,075	100
Other liabilities	11,874	349,102	—	39,529	—	309,573	783

Total Liabilities	661,464	19,447,046	24	16,144,721	20	3,302,325	20

Stockholders’ Equity
Capital stock	1,059,987	31,163,611	38	31,163,611	39	—	—
Capital reserve	559,644	16,453,526	20	16,453,526	20	—	—
Legal reserve	224,469	6,599,402	8	5,720,419	7	878,983	15
Retained earnings	228,402	6,715,029	8	10,450,860	13	(3,735,831)	-36
Unrealized gain or loss on financial instruments	50,041	1,471,191	2	339,720	1	1,131,471	333
Cumulated translation adjustment	(235)	(6,905)	—	187,097	—	(194,002)	-104
Treasury stock	(9,135)	(268,568)	—	—	—	(268,568)	—

Total Equity	2,113,173	62,127,286	76	64,315,233	80	(2,187,947)	-3

Total Liabilities & Shareholders’ Equity	2,774,637	81,574,332	100	80,459,954	100	1,114,378	1

Forex ( NT$ per US$ )		29.40		31.80

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q 2011				1Q 2010		YOY	1Q 2011	4Q 2010		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	493,590		14,467,119	100.0		15,688,515	-7.8	14,467,119		15,478,985	-6.5
Cost of Goods Sold	(418,704)		(12,272,202)	-84.8		(13,175,234)	-6.9	(12,272,202)		(13,272,013)	-7.5

Gross Profit	74,886		2,194,917	15.2		2,513,281	-12.7	2,194,917		2,206,972	-0.5

Operating Expenses
Selling Expenses	(5,494)		(161,037)	-1.1		(130,894)	23.0	(161,037)		(156,959)	2.6
Administrative Expenses	(13,611)		(398,952)	-2.8		(338,338)	17.9	(398,952)		(407,391)	-2.1
Research and Development Expenses	(15,548)		(455,711)	-3.1		(327,738)	39.0	(455,711)		(420,206)	8.4

	(34,654)		(1,015,700)	-7.0		(796,970)	27.4	(1,015,700)		(984,556)	3.2

Operating Income	40,233		1,179,217	8.2		1,716,311	-31.3	1,179,217		1,222,416	-3.5

Non-operating Income	3,628		106,323	0.7		83,405	27.5	106,323		75,832	40.2
Non-operating Expenses	(2,331)		(68,324)	-0.5		(26,899)	154.0	(68,324)		(104,491)	-34.6

Income from Continuing Operations before Income Tax	41,529		1,217,216	8.4		1,772,817	-31.3	1,217,216		1,193,757	2.0
Income Tax Credit (Expenses)	(5,020)		(147,148)	-1.0		(259,206)	-43.2	(147,148)		(79,894)	84.2

Net Income	36,509		1,070,068	7.4		1,513,611	-29.3	1,070,068		1,113,863	-3.9

Earnings Per Ordinary Share- Diluted		NT$	0.34		NT$	0.48			NT$	0.36

Earnings Per ADS- Diluted		US$	0.06		US$	0.08			US$	0.06

Weighted Average Outstanding Shares - Diluted (‘k)			3,135,441			3,147,250				3,133,262

Forex ( NT$ per US$ )			29.31			31.94				30.35

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2011		3 months, 2010
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	36,397	1,070,068	1,513,611
Depreciation	75,151	2,209,448	2,099,635
Amortization	4,795	140,986	106,404
Change in working capital & others	(55,237)	(1,623,962)	91,404

Net cash flows provided from operating activities	61,107	1,796,540	3,811,054

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(109,962)	(3,232,873)	(2,047,287)
Proceeds from disposal of equipments	16,957	498,535	2,481
Payment for deferred charges/other changes	(37,074)	(1,089,964)	(127,496)

Net cash used in investing activities	(130,078)	(3,824,302)	(2,172,302)

Cash Flows from Financing Activities:
Repayment for short-term loan	—	—	(51,132)
Proceeds from the exercise of employee stock option /other charges	—	—	33

Net cash provided from financing activities	—	—	(51,099)

Foreign currency exchange effect	878	25,826	(4,398)

Net increase (decrease) in cash and cash equivalents	(68,093)	(2,001,936)	1,583,255

Cash and cash equivalents at beginning of period	527,857	15,519,008	19,615,161

Cash and cash equivalents at end of period	459,764	13,517,072	21,198,416

Forex ( NT$ per US$ )		29.40	31.80

(1)	: All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 27, 2011	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer